Bingham McCutchen LLP
600 Anton Blvd, 18th Floor
Costa Mesa, California 92626

August 18, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

  Re:
  Netlist, Inc. — Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Netlist, Inc., a Delaware corporation (the "Company"), we are transmitting in electronic format for filing under the Securities Act of 1933, as amended (the "Act"), a Registration Statement on Form S-1 of the Company relating to the proposed initial public offering of the Company's shares of common stock, par value $0.001 per share (the "Registration Statement").

The Company has previously submitted to the Securities and Exchange Commission's bank account, in payment of registration fees, the aggregate amount of $6,152.50 by two separate wire transfers of readily available funds, as permitted by the rules under the Act, in the amount of $5,350.00 and $802.50 on August 17 and 18, respectively.

If you have any questions or comments concerning the Registration Statement or this transmittal letter, or require any further information, please contact the undersigned at (714) 830-0669 or James W. Loss, Esq., of my firm, at (714) 830-0626.

Thank you very much for your assistance.

                      Sincerely,

                      /s/ Timothy R. Rupp